

May 19, 2023

J. Russell McGranahan
General Counsel
Focus Financial Partners Inc.
515 N. Flagler Drive, Suite 550
West Palm Beach, FL 33401

> **Re: Focus Financial Partners Inc.**
> **Schedule 13E-3 filed on April 25, 2023 by Focus Financial Partners Inc.,**
> **Clayton, Dubilier & Rice Fund XII, Trident FFP LP, Stone Point Capital LLC,**
> **et. al**
> **File No. 005-90582**
> **Preliminary Proxy Statement on Schedule 14A filed on April 25, 2023**
> **File No. 001-38604**

Dear J. Russell McGranahan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 and Preliminary Proxy Statement filed on April 25, 2023

General

1. We note that the registrant has applied for confidential treatment of certain information contained in Exhibits (c)(1)-(c)(4). Any comments related to the registrant's request for confidential treatment will be delivered under separate cover.

Letter to Stockholders, page ii

2. Disclosure in the first whole paragraph on the second page of the letter to stockholders indicates that the "The Board.. unanimously (1) determined that the Merger Agreement and transactions contemplated thereby…are fair to… the Unaffiliated Stockholders…" The term "Unaffiliated Stockholder" is defined in the preceding paragraph and does not

appear to exclude all directors of the Company who are stockholders, e.g. directors who are neither officers of the Company or affiliated with Stone Point. Please note that the staff considers directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy the obligations of all filing persons to provide the disclosure described in Item 1014(a) and (c) of Regulation M-A. Please refer to the definitions of "affiliate" and "unaffiliated security holder" in Exchange Act Rule 13e-3(a)(1) and (a)(4), respectively.

To the extent the phrase "Unaffiliated Stockholder" applies to any other directors of the Company or its affiliates who are not affiliated with Stone Point, disclosure regarding the fairness determination of the Board, the CD&R Entities and the Trident Entities with respect to the phrase "Unaffiliated Stockholder" may not necessarily satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) and (c) of Regulation M-A. In responding to this comment, consider the disclosure on page 62 referencing the CD&R Entities' obligation to express their beliefs as to the fairness of the Company Merger "to the Company's 'unaffiliated security holders,' as defined under Rule 13e-3 of the Exchange Act."

Background of the Mergers, page 25

3.   Refer to the following disclosure:

- the November 23, 2033 meeting indicating that Goldman Sachs reviewed its preliminary financial analyses of the Company;
- the December 2, 2022 meeting indicating that Goldman Sachs reported on recent communications with CD&R and reviewed its preliminary financial analyses of the Company and CD&R's revised offer; and
- the December 12, 2022 meeting indicating that Goldman Sachs provided an overview of CD&R's further revised proposal.

Each presentation, discussion or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. If the above statements reference a presentation made by Goldman Sachs during the Special Committee's evaluation of the transaction, please supplement the disclosure to provide a reasonably detailed description of such meeting that satisfies the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Recommendation of the Special Committee, page 54

4.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (Apr. 13, 1981). We note that the Board has expressly adopted the Special Committee's analysis,

conclusions and determination as to fairness and that the CD&R Entities and the Trident Entities have expressly adopted the analyses and resulting conclusions of both the Special Committee and the Board. However, it does not appear that such analyses include the factors described in clauses (iii), (iv), (v), (vi) or (viii) of Instruction to Item 1014 or explain why such factors were not deemed material or relevant to the Special Committee's fairness determination. Please revise this section to include such factors. Alternatively, please revise the separate discussion of each party's fairness determination to include the requested disclosure. Please also refer to our comment above regarding Item 1014(c). We acknowledge that the factors described in clauses (iii) and (v) have been disclosed in the Titan Entities' discussion beginning on page 64.

Opinion of Goldman Sachs & Co. LLC, page 68

5. The Discussion Materials filed as (c)(6) should be summarized in considerable detail in the proxy statement. See Item 1015(b)(6) of Regulation M-A and Item 9 of Schedule 13E-3. Please revise this section to disclose the data underlying the results in each analysis prepared by Goldman Sachs and to show how that information resulted in the multiples/values disclosed. Accordingly, please disclose the "For Reference" valuation approaches discussed on page 8 of Exhibit (c)(6).

6. Refer to the last paragraph on page 72 and the first paragraph on page 73. Please advise why disclosure regarding services provided to Messrs. Adolf and Kodialam is limited to services provided by Goldman Sachs Investment Banking as opposed to "Goldman Sachs," the entity used with respect to discussing services provided to the other affiliates in this section.

7. We note the disclosure regarding the Company potentially paying Goldman Sachs a discretionary fee of up to approximately $6.9 million and Jefferies a discretionary fee of up to $8 million, in each case payable at the Special Committee's full and absolute discretion. Please explain the circumstances and rationale for the Company creating an option to undertake this additional monetary payment notwithstanding that the Special Committee had otherwise executed an engagement letter with each advisor detailing the Company's monetary obligations for the services provided. Please advise the factors, if any, that the Special Committee will consider in deciding whether to pay such additional fee and how much to pay.

Opinion of Jefferies LLC, page 75

8. Disclosure in (c)(10) (Jefferies opinion) indicates that the "opinion may not be used or referred to by the Special Committee or the Company, or quoted or disclosed to any person in any manner, without our prior written consent." Please disclose in the Schedule 13E-3, if true, that Jefferies has consented to use of its materials in the filing.

9. We note that following "Jefferies has, in the past, provided financial advisory and financing services to CD&R or its affiliates and financing services to Stone Point or its affiliates, and may continue to do so and has received, and may receive, fees for rendering

J. Russell McGranahan
Focus Financial Partners Inc.
May 19, 2023
Page 4

of such services." Please revise the disclosure to quantify any such compensation received during the time frame and from the parties identified in Item 1015(b)(4) of Regulation M-A.

Certain Effects of the Mergers, page 84

10. Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A. See Item 7 of Schedule 13E-3.

Additional Information About the Projections and the Prior Projections, page 94

11. Please summarize the material assumptions and limitations underlying the Projections, including the specific business strategies or plans referenced on page 94. Additionally, please quantify all assumptions, where practicable.

Debt Financing, page 113

12. We note that CD&R may elect to incur Debt Financing in connection with the transactions contemplated by the Merger Agreement. Please disclose, if known, the information described in Item 1007(d) of Regulation M-A for such debt financing as it appears to be "expected to be borrowed, directly or indirectly, for the purposes of the transaction." See Item 10 of Schedule 13E-3.

Cautionary Statement Concerning Forward-Looking Information, page 153

13. The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Refer to Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E), and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please remove this reference.

14. Note that neither Schedule 13E-3 nor Schedule 14A permit general "forward incorporation" of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise. See General Instruction F of Schedule 13E-3 and Note D of Schedule 14A.

Certain Transactions in the Shares of Company Common Stock, page 170

15. Please provide the disclosure required by Item 1002(f) of Regulation M-A for the Stone Point and Trident entities listed on the cover of the Schedule 13E-3. See Item 2 of Schedule 13E-3.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or Perry Hindin at (202) 551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Brenda Lenahan, Esq.